

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2024

Roberto R. Herencia
Executive Chairman and CEO
Byline Bancorp, Inc.
180 North LaSalle Street, Suite 300
Chicago, IL 60601

      Re: Byline Bancorp, Inc.
          Registration Statement on Form S-4
          Filed November 15, 2024
          File No. 333-283274

Dear Roberto R. Herencia:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Finance

cc: Jennifer Durham King, Esq.